

Mail Stop 3720

September 22, 2008

Mrs. Heung Hung Lee
Chief Financial Officer
Creative Vistas, Inc.
2100 Forbes Street, Unit 8-10
Whitby, Ontario, Canada L1N 9T3

>   **RE: Creative Vistas, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2007**
>   **Filed March 31, 2008**
>
>   **Form 10-Q for the Quarterly Periods Ended June 30, 2008**
>   **File No. 0-30585**

Dear Mrs. Lee:

        We have reviewed your supplemental response letter filed on September 18, 2008 as well as your filing and have the following comments. As noted in our comment letter dated July 7, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year Ended December 31, 2007

Acquisitions, page F-14

1.   We note your response to our prior comment 2. However your response did not provide your analyses as to the factors you considered in concluding that these options are freestanding and you did not address paragraphs 13 through 18 of APB 14 with respect to the debts and the options. Please provide us with both of these analyses for each option issued to Laurus.

*   *   *   *

Please respond to these comments in EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Inessa Kessman, Senior Staff Accountant at (202) 551-3371 or Dean Suehiro, Senior Staff Accountant at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel,
Assistant Director